Company Presentation

February 2015

0

Forward Looking Statements / Safe Harbor

[] This presentation and the accompanying oral commentary contain "forward
-looking" statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this presentation and the accompanying oral commentary, including statements regarding our future financial condition, business strategy and plans and objectives of management for future operations, are forward looking statements.
In some cases, you can identify forward -looking statements by terminology such as "believe," "will," "may," "estimate," "continue," "anticipate," "intend,"
"should," "plan," "might," "approximately," "expect," "predict," "could,"
"potentially" or the negative of these terms or other similar expressions.
Forward looking statements appear in a number of places throughout this presentation and the accompanying oral commentary and include statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, our ongoing and planned preclinical development and clinical trials, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates AM-101 and AM-111, our intellectual property position, our ability to develop commercial functions, expectations regarding clinical trial data, our results of operations, cash needs, financial condition, liquidity, prospects, growth and strategies, the industry in which we operate and the trends that may affect the industry or us.

[] Forward -looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward -looking statements. These include, but are not limited to, the timing and conduct of clinical trials of our product candidates, the clinical utility of our product candidates, the timing or likelihood of regulatory filings and approvals, our intellectual property position and our financial position, including the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to our capital structure, including future securities offerings.
Forward -looking statements represent our management's beliefs and assumptions only as of the date of this presentation. Except as required by law, we assume no obligation to update these forward -looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward -looking statements, even if new information becomes available in the future.

Corporate Overview

[] Auris Medical is a clinical late stage company dedicated to developing inner ear therapeutics

[] Headquartered in Zug/Basel, Switzerland

[] Founded in 2003

[] IPO completed in August 2014

[] Nasdaq Global Market: EARS

[] 28.9M  shares

[] Market cap $152M (*)

(*) As at February 6, 2015

Investment Highlights

1 Tinnitus and hearing loss represent a large unmet medical need

2 Injectable ear therapeutics to change otology as profoundly as injectable eye therapeutics changed ophthalmology

             Clinical Proof of Concept demonstrated with 2 late stage 3 product candidates

4 High margin products with $2B addressable global market potential

Leadership Team

Thomas Meyer, PhD

Founder, Chairman and CEO

[] Former CEO and BoD member of Disetronic (diabetes care)

[] Instrumental in Disetronic's IPO and managing 20% sales CAGR over many years

[]  3 bn CHF market cap

Bettina Stubinski, MD, MBA

Chief Medical Officer

[] Former Global Head Clinical Development Multiple Sclerosis at Merck Serono

[] Former Head Clinical Research at Berlin Chemie (Menarini Group)

Sven Zimmermann, PhD

Chief Financial Officer

[] Former CFO of PregLem (women's health)

[] Key role in company's sale to Gedeon Richter

[] Former health care research analyst with UBS

Highly qualified management team with significant experience in the biotech industry

Auris Medical
Cochlear therapies

Development Pipeline

Product	Indication	Preclin.	Phase 1	Phase 2	Phase 3	Next Key Milestones[1]	
AM-101 Esketamine	*Acute inner ear tinnitus*					Data TACTT2 Data TACTT3	Early 2016
	Post-acute inner ear tinnitus					TACTT3 interim	Early 2015
AM-111 D-JNKI-1	*Acute inner ear hearing loss*					Trial start	Mid 2015
	Menière's disease					Trial application	Mid 2015
AM-102 Undisclosed	*Tinnitus*					Lead compound selected	Early 2015
AM-123 Undisclosed	*Rhinology*					Lead compound selected	Early 2015

Dates of key milestones are indicative and subject to change

Focus on acute inner ear injury with known biology and acute medical needs

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Auris Medical
Cochlear therapies

Inner Ear Disorders – Great Unmet Medical Need

Tinnitus

- About 16M patients in the US have tinnitus symptoms severe enough to seek medical attention
- About 2M patients cannot function on a normal day-to-day basis
- Tinnitus is now the #1 service related disability for all veterans
- Annual service-related disability payments for tinnitus to veterans from all periods of service are expected to exceed $2.75B by the end of 2016

Source: American Tinnitus Association

Hearing Loss

- 17% of US adults have some degree of hearing loss[1)]
- More than 30M Americans are exposed to hazardous sound levels on a regular basis[1)]
- Hearing loss is the #2 service related disability for all veterans
- Only 1 out of 5 people who could benefit from a hearing aid actually wears one[1)]
- 60,000 people in the US are affected by sudden deafness p.a.[2)]

Sources: [1)] American Tinnitus Association, [2)] Rauch and Geller, 2012

No effective Standard of Care, no FDA or EMA approved drugs available

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Some Patient Testimonials

"I have been suffering with tinnitus for 4 months. I will admit my life has turned for the worse since this occurred. Lost interest in all things and really don't go out much anymore ...You don't know how I would like to get back to the way I was."

"You really need to hurry with this new drug. There are millions of people who are suffering intensely. How would you like it if your baby daughter of only 27 years old called you all day long crying and saying life isn't worth living if you have tinnitus. "

"Sometimes I geta rumble, most of the time it's just a high pitch that gets progressively worse at night time and really bad when I'm sick... I really don't want to as I'm always barely getting by but if I had to take on a loan to get rid of this I would."

"I feel shattered, I am suffering from tinnitus, violent, invalidating since 4 years and a half, 24 hours a day. Sometimes I look at my box with sleeping pills and a funny desire is creeping up."

"I have got tinnitus for one month. I have taken glucocorticoids and vasodilators since the beginning but it didn't improve anything ... Would it be possible to be enrolled for the trial? I'm willing to pay anything if it is necessary. "

Intratympanic Drug Delivery

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[] Short office based ENT procedure

[] Biocompatible, biodegradable sodium hyaluronate gel

[] 0.25  mL injected from pre-filled  syringe under local anesthesia

[] 20-30'  resting period for diffusion across round window membrane

[] Site specific delivery with minimal systemic exposure

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[] Proprietary gel formulation

[] IP broadly directed to polymer-based formulations

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AM-101 for Acute Inner Ear Tinnitus

    Significant [] Similar to pain, tinnitus is an unpleasant, unwanted sensation Unmet Medical [] Significant impact on sleep, ability to concentrate or relax Need [] Substantial emotional distress and reduced quality of life

Attractive [] Treat tinnitus within first 3 months (= acute) to prevent chronic suffering Product [] One single treatment cycle comprising 3 i.t. injections over 3-5 days Profile [] Persistent improvement in tinnitus symptom and impact

Favorable [] No effective SoC, no FDA or EMA approved drugs available Market []
Specialty care market / significant interest by ENTs Dynamics [] Attractive price reference points (e.g. Tinnitus Retraining Therapy)

Low Risk [] Esketamine is a well-known API
Regulatory [] Extensive interactions with FDA and EMA
Pathway [] Agreement on endpoint model

AM-101 Mechanism of Action

[] Cochlear NMDA receptors

-- Regulate surface expression of AMPA receptors -- Neurotrophic role post acute insult

[] Not involved in normal hearing

[] Acute injury leads to NMDA mediated glutamate excitotoxicity

-- Pathologic Ca(2+) influx into postsynapse -- Similar e. g.  to stroke

[] Aberrant excitation of auditory nerve perceived as tinnitus

-- May become permanent

[] AM-101  / Esketamine is a potent NMDA receptor antagonist

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Auris Medical
Cochlear therapies

AM-101 Clinical Development

	Tinnitus Etiology			AM-101 (mg/mL)
	Traumatic insult	Otitis media	Idiopathic	
Phase 1 N=24	Well tolerated Trend for efficacy			1 x 0.03, 0.09, 0.27, 0.81
Phase 2 *TACTT0* N=248	Dose dependent reduction in various tinnitus PROs Statistically significant and clinically meaningful Well tolerated		Heterogeneous Efficacy only in subgroup Development stopped	3 x 0.27 or 0.81 over 3 days
TACTT1 N=84	Meta-analysis with TACTT0 showing best results with 3 x AM-101 over 3 days			1 x 0.81 or 3 x 0.81 over 2 weeks
Phase 3 *TACTT2* N=330 *TACTT3* N=300	Δ tinnitus loudness as primary efficacy outcome accepted by both FDA and EMA SPA in place			3 x 0.87 over 3-5 days

Consistent signals in traumatic and otitis media tinnitus throughout clinical trials

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Proof of Concept in Phase 2 (TACTT0)

Tinnitus Loudness (Unilaterals)

48% reduction from baseline

Placebo

AM-101 0.27 mg/mL

AM-101 0.81 mg/mL

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Baseline (on 0-100 scale): 50-55 points Clinically relevant change = 20 points
56% responders high dose vs. 23% placebo group N=78 (only unilateral tinnitus patients)

Tinnitus Loudness (Uni- and Bilaterals)

44% reduction from baseline

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Baseline (on 0-100 scale): 50-55 points Clinically relevant change = 20 points
56% responders high dose vs. 32% placebo group N=118 (note: bilateral tinnitus treated only unilaterally)

Patients with acute tinnitus following acute acoustic trauma or otitis media.

Proof of Concept in Phase 2 (Cont'd)

Auris Medical
Cochlear therapies

Key Outcomes Day 90

Outcome variable	Placebo	AM-101 0.27 g/mL	AM-101 0.81 g/mL
ANCOVA Least Square Mean Change from Baseline			
Δ Tinnitus loudness, 0-100 pts.	1.4	16.0 *0.0308**	24.1 *0.0005****
Δ Tinnitus annoyance, 0-100 pts.	10.8	21.7 *0.0805*	27.8 *0.0047****
Δ Sleep difficulties, 0-100 pts.	11.8	29.8 *0.0234**	38.7 *0.0003****
Δ Tinnitus Impact (THI-12), 0-24 pts.	2.5	5.5 *0.0400**	5.9 *0.0124**
Global Patient Impression of Change in Tinnitus Severity			
„Much" or „very much improved"	35%	44%	64%

*Significant at 5% level, *** 0.5% compared with placebo*
Patients with unilateral tinnitus following acute acoustic trauma or otitis media, n= 78.
Primary endpoint tinnitus loudness incl. bilaterals (n=111): 22.4 pts. AM-101 0.81 mg/mL vs. 7.1 pts. placebo, p=0.0033

Patient Testimonial (Tinnitus Forum)

"I found a quality of quasi-optimal sleep, I am now sleeping well (I insist because it was the main discomfort before...) Some days, I didn't hear it anymore, and over long periods of time (especially at work where I work in a very quiet office), and I really needed to pay attention to hear it again."

TACTT0 participant, receiving AM-101 0.81 mg/mL

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AM-101 Phase 3 Program -- Pivotal Studies

                                          TACTT2                  TACTT3
Region/countries                   USA, Canada, CZ      8 European countries
                                  Tinnitus following acute traumatic cochlear insults or otitis media
Population                                                         (3 months from onset)
# Patients                                    330                     300
# Sites                                       ~60                     ~60
Treatment                            AM-101 0.87 mg/mL or placebo (ratio 3:2), 3 x over 3-5 days
Primary endpoint                                []Tinnitus Loudness (TLQ) Day 84 (0-10 scale)
Treatment effect(1)          []TLQ1.25 (2.2) points    []TLQ1.5 (2.2) points
Effect size(1)                           0.5 (0.8)               0.6 (0.8)
Co-primary endpoint  []Tinnitus Functional Index Day 84                  -
Treatment effect                     []TFI 10 points                     -
Effect size(2)                           0.4 (0.6)
Readout                                   Q1 2016                 Q1 2016

Assumptions for 90% statistical power. (1) TACTT0 values in brackets for reference, (2) THI-12 values from TACTT0 in brackets for reference

AM-101 Phase 3 Program – Further Studies

Auris Medical
Cochlear therapies

Post-Acute Stage

- Multiple regression analysis of TACTT0 suggests efficacy beyond 3-month acute stage
- Exploring extension of therapeutic time window up to 12 months in a second stratum in TACTT3 (300 patients)
- Interim analysis for futility at enrolment midpoint: Q1 2015

Follow-On Open Label Trials

- Open label follow-on trials
- AMPACT1 (TACTT2)
- AMPACT2 (TACTT3)
- Objectives:
  - Motivate patients
  - Generate safety data for FDA
- Up to 3 additional R_x cycles / replications of TACTT studies
- All patients receive AM-101 0.87 mg/mL
- Read-out during NDA

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Auris Medical
Cochlear therapies

AM-101 Market Potential

Primary Market Research

- 53 US ENT doctors surveyed[1)]
  - 41 general ENTs
  - 12 otologists
- See an average of 43.5 tinnitus patients in an average month
- 37.7% of their tinnitus patients seek treatment during the acute stage (up to 3 months from onset)
- 73.6% of respondents expect their monthly tinnitus patient volume to increase if an approved i.t. treatment were available
- 42.6% of their tinnitus patients considered as candidates for AM-101 type of product

[1)] *Online survey conducted by MedaCorp, Inc. in April 2014*

Market Potential

- Target label = acute peripheral tinnitus following traumatic injury to the cochlea or otitis media
- Onset factors account for approx. 25% of tinnitus cases
- <10% of tinnitus patients seeking treatment would fall within label
- Bilateral patients: ca. 30%
- Estim. 250,000 treatable ears p.a. in US
- US market potential: $750M
- Upside from
  - Other onset factors
  - Potential extension of time window
  - More and earlier GP referrals

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AM-111 for Acute Inner Ear Hearing Loss

Auris Medical
Cochlear therapies

Significant Unmet Medical Need	• Significant impact on cognitive and auditory function • Substantially reduced quality of life • Hearing aids cannot replace functional cochlea
Attractive Product Profile	• Preserve cochlear function before hearing loss becomes irreversible • Early, rapid and persistent improvement • Single dose intratympanic injection, well tolerated
Favorable Market Dynamics	• No universal standard of care / no FDA or EMA approved drugs • Specialty care market – significant interest by ENTs • Attractive price reference points (e.g. hearing aid)
Low Risk Regulatory Pathway	• 3 x protocol assistance with EMA , Pre-IND meeting with FDA • Orphan drug designation (FDA and EMA) • Endpoints based on “classic” audiometry

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AM-111's Mechanism of Action

[] C-jun  N-terminal  Kinase  (JNK) stress kinase involved in various cochlear insults

[] Plays key role in apoptosis and inflammation

[] D-JNKI-1    is a 31 amino acid intracellular peptide inhibiting JNK mediated transcription

[] Therapeutic time window to preserve sensorineural structures / hearing

[] Otoprotection demonstrated in various acute cochlear injury models, e. g.

-- Acute noise trauma

-- Ischemia

-- Infection

-- Inflammation

-- Surgery trauma

[]Otoprotection Following Acute Noise Trauma

Guinea pig hair cells following AAT and treatment with AM-111 4 h post trauma

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Guinea pig hair cells following AAT and treatment with placebo 4 h post trauma

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AM-111 Clinical Development

[] Two trials completed, including one phase 2 RCT

[] Sudden deafness (90%) and acute acoustic trauma (10%) patients

[] Favorable safety profile with no systemic side effects

[] Proof of concept in severe to profound hearing loss patients

-- Hearing loss of 60 dB or more -- highest medical need

-- Mild to moderate cases: High spontaneous recovery preventing demonstration of clinically relevant improvement [] no longer pursued

[] Audiometric outcomes

-- Rapid and persistent improvement in hearing loss and speech discrimination
-- Results significant and clinically meaningful

[] Effect on tinnitus: higher rate of complete remission

[] Dose finding to be completed

[] Phase 3 program under preparation

-- Protocol assistance from EMA

-- Pre-IND  meeting  with FDA

Proof of Concept in Phase 2

Key Outcomes

                                                          AM-111 AM-111 Outcome
variable Placebo 0.4 mg/mL 2.0 mg/mL

ANCOVA Mean Change to Day 7 (Primary Endpoint)

[] Hearing threshold (LS 17.9 29.9 22.7 mean, dB) 0.0174* 0.3186

[] Speech discrimination 9.1 27.4 23.2
(LS mean, %) 0.0186* 0.0609

Frequency at Day 90

[] Complete tinnitus 26 56 48 remission (%) 0.045* 0.152

ANCOVA with baseline value as covariate.
* significant at 5% level compared with placebo
Improvement at 3 worst affected contiguous hearing thresholds (pure tone average, PTA) in dB, speech discrimination score (20 monosyllabic words) in %
at 80 dB stimulus level Clinically relevant change = 10 dB = twice as loud /
half as loud

% Recovery of Hearing Loss

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AM-111 0.4 mg/mL AM-111 2.0 mg/mL Placebo

Treatment benefit of AM-111 0.4 mg/mL against placebo clinically relevant at all time points

Patients with severe to profound hearing loss, n = 92 (n =76 for tinnitus data).

AM-111 Phase 3 Program

                                            HEALOS           US trial
Region                                   Europe, Asia            US
Population           Severe to profound sudden deafness,     ASNHL
                              within 72 hours from onset (subtype tbd)
# Patients                                       255             tbd
# Sites                                        70-80             tbd
Treatment            1 x AM-111 0.4 mg/mL, 0.8 mg/mL or          tbd
                                   placebo (ratio 1:1:1)
Primary endpoint             []Hearing threshold Day 28
Treatment effect(1)      []Hearing threshold 12 (14) dB
Effect size(1)                              0.5 (0.6)
Readout                                     Q1 2017

Assumptions for 90% statistical power. (1) Phase 2b values in brackets for reference.

AM-111 Market Potential

Auris Medical
Cochlear therapies

Primary Market Research

- 53 US ENT doctors surveyed[1)]
  - 41 general ENTs
  - 12 otologists
- See an average of 11.2 patients with ISSNHL and 6.3 patients with AAT in an average month
- 39.9% seek treatment within first 3 days and 43.3% have severe to profound hearing loss
- 64.2% of respondents expect their monthly ASNHL patient volume to increase if an approved i.t. treatment were available
- 59.9% of their ASNHL patients considered as candidates for AM-111 type of product

[1)] *Online survey conducted by MedaCorp, Inc. in April 2014*

Market Potential

- Target label = severe to profound ASNHL
  - Sudden deafness (ISSNHL)
  - Acute noise trauma
  - Surgery trauma
- Bilateral patients: ca. 10%
- Estim. 105,000 treatable ears p.a. in US
- US market potential: $500M
- Upside from
  - Other onset factors
  - More and earlier GP referrals

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Strong Intellectual Property Portfolio

1 AM-101

[] Use patents issued in 40 countries -- 2024 to 2028 (US)

[] Controlled substance in major markets (schedule III in US)

[] Esketamine currently not marketed in US

2 AM-111

[] Substance of matter patents issued/allowed in 54 countries -- 2020 to 2027
(US)

[] Use patents (hearing loss) issued/allowed in 54 countries -- 2022 to 2027
(US)

[] Additional filings related to tinnitus and Meni[]re's

3 Polymer Formulations

[] Patents related to AM-101  issued/allowed in 15 countries -- 2025

[] Continuation filed for other polymers + other active substances

Market Strategy

Commercialization

[] Retain full rights in US and key EU markets to commercialize AM-101  and
AM-111

[] Targeting about 5,000 otologists, neurotologists and general ENTs in US

-- Specialist sales force to call on ENTs -- 40-50  reps in US

-- Smaller number needed than in ophthalmology

[] Selectively partnering in ROW

Further Expansion

[] Product life cycle management

-- Formulation -- Dosing

[] Indication expansion

-- Additional tinnitus or hearing loss triggers -- Extension of therapeutic time window

[] Additional ENT products

-- In-house  development -- Partnering

Financial Overview

Key figures (CHF)                                             Nine months ended               Nine months ended
                                                                    Sep 30, 2014                    Sep 30, 2013
Research and development                                                     -13,036,450                     -10,327,366
General and administrative                                                     -3,552,021                      -1,010,096
Operating loss                                                               -16,588,471                     -11,337,462
Net loss for the period attributable to owners of the Company                -14,212,011                     -11,505,722
Basic and diluted loss per share                                                        -0.69                           -0.79
Cash and cash equivalents                                                     61,892,660                      23,865,842

[] $60.7M   raised through IPO in August 2014

[] Fund RandD expenses for

[] AM-101  clinical program beyond phase 3 read-out

[] Part of AM-111  phase 3 program and early stage programs

Cash runway until mid 2016

Investment Highlights

1 Tinnitus and hearing loss represent a large unmet medical need

2 Injectable ear therapeutics to change otology as profoundly as injectable eye therapeutics changed ophthalmology Clinical Proof of Concept demonstrated with 2 late stage 3 product candidates

4 High margin products with significant global sales potential

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